SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Announces the Payment of Dividends and Interest On Own Capital” dated on November 26, 2010.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Announces the Payment of Dividends and Interest On Own Capital

November 26, 2010 (2 pages)

For more information, contact:

Norair Ferreira do Carmo
TELESP, Sao Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E mail: ri.telefonicabr@telefonica.com.br
URL: www.telefonica.com.br

(Sao Paulo, Brazil – November 26, 2010) Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) hereby informs its shareholders that the payment of dividends and interest on own capital will be carried out starting as of December 13, 2010, as described bellow:

I – 2009 DIVIDENDS – REMAINING PARCEL - APPROVED IN THE GENERAL SHAREHOLDERS’ MEETING ON APRIL 07, 2010

Payment of the remaining parcel of dividends approved in the General Shareholders´ Meeting held on April 07, 2010, referred to the year of 2009, in the amount of R$451,645,246.67 (four hundred and fifty one million, six hundred and forty five thousand, two hundred and forty six reais and sixty seven cents), to holders of common and preferred shares registered as so in the Telesp´s registry book by the end of April 07, 2010 according to the table below.

II – INTERIM DIVIDENDS - 2010

Payment of interim dividends deliberated in the Board of Directors Meeting held on September 29, 2010 according to the announcement published in the press on September 30, 2010, under article 27 of the Company’s Bylaws and articles 204 and 205 of the Law 6,404/76, in the amount of R$ 196,355,000.00 (one hundred and ninety six million, three hundred and fifty five thousand reais), as table below, to holders of common and preferred shares registered as so in the Telesp´s registry book by the end of September 30, 2010. After this date, the shares were considered as ex-dividends.

The correspondent credit was accounted by the Company on September 30, 2010 on individual basis for each shareholder

In accordance to the article 27 of the Company’s Bylaws, such dividends will be charged to the mandatory minimum dividend for the fiscal year of 2010.

III – INTEREST ON OWN CAPITAL – 2010

Payment of interest on own capital deliberated in the Board of Directors Meeting held on September 29, 2010 according to the announcement published in the press on September 30, 2010, under article 28 of the Company’s Bylaws, article 9 of the Law 9,249/95 and CVM’s Deliberation #207/96, in the amount of R$390,000,000.00 (three hundred and ninety million reais), with withholding tax of 15%, resulting in a net amount of R$331,500,000.00 (three hundred and thirty one million, five hundred thousand reais), according to the following table.

The correspondent credit was accounted by the Company on September 30, 2010 on individual basis for each shareholder and in accordance to the shareholder registry book position by the end of the day, on September 30, 2010. As of October 1, 2010 the shares were considered as “ex-Interest on Own Capital”.

In accordance to the article 28 of the Company’s Bylaws, such interest on own capital may be charged to the mandatory minimum dividend for the fiscal year of 2010, ad referendum of the General Shareholders’ Meeting.

IV - INCOME TAX WITHHOLDING

1 - Dividends

Dividends are exempt of Income Tax Withholding, according to the Law #9249/95.

2 – Interest On Own Capital

An income tax of 15% is withheld at the source when paying Interest on Own Capital, no income tax will be withheld in the case of immune or exempt legal entities that provide proof of such condition within the established deadline.

V– ADDITIONAL INFORMATION:

Dividends not claimed within the period of 03 (three) years after the date of the payment beginning will be forfeited in favor of the Company (Law #6404 of December 15, 1976, Article 287, II, a).

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	November 26, 2010	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director